UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Comstock Holding Companies, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

205684202
(CUSIP Number)

Gregory Benson
12357 Clareth Drive
Oak Hill, VA 20171
(703) 863-5070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205684103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory V. Benson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,160*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 406,160*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.05%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), held by Mr. Benson (the “Reporting Person”) as well as the shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”). As provided in the Issuer’s governing documents, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. For purposes of Items 9, 11 and 13 above, the response provided treats each share of Class B Common Stock as if it had been converted into a share of Class A Common Stock.

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class. Holders of Class A Common Stock are entitled to one vote per share of Class A Common Stock and each holder of Class B Common Stock is entitled to fifteen votes per share of Class B Common Stock. The Reporting Person currently holds 210,910 shares of Class A Common Stock and 195,250 shares of Class B Common Stock (representing 50% of the Class B Common Stock). Assuming that no Class B Common Stock has been converted into Class A Common Stock, the Class A Common Stock and Class B Common Stock held by the Reporting Person provide him with the power to cast 35.5% of all votes on matters submitted to shareholders.

On September 29, 2015, the Issuer announced a 1 for 7 reverse stock split (effective as of September 25, 2015). The share numbers reported in this amended Schedule 13D take that reverse stock split into account in reporting the Reporting Person’s current holdings.

Item 1.	Security and Issuer

This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D, filed on February 10, 2005 (the “Original Statement”), and the first amendment to the Original Statement, filed on June 30, 2005 (the “First Amendment”). This Amendment, the Original Statement and the First Amendment relate to the Reporting Person’s ownership of shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Comstock Holding Companies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1886 Metro Center Drive, 4th Floor, Reston, Virginia 20190.

Item 2.	Identity and Background

Mr. Gregory V. Benson (the “Reporting Person”) is filing this amendment to, among other things, update his beneficial ownership of shares of the Issuer and amend Item 2(b) and 2(c) of the Original Statement to report that he is no longer employed by or on the board of directors of the Issuer. Previously, prior to May 5, 2014, the Reporting Person had been an officer and a director of the Issuer. The principal address of the Reporting Person is 12357 Clareth Drive, Oak Hill, VA 20171.

Item 3.	Source and Amount of Funds or Other Consideration

With respect to the acquisitions of Class A Common Stock reported below in Item 5, all but one were made pursuant to a restricted stock agreement with the Issuer, providing the Reporting Person shares of Class A Common Stock in exchange for services. The acquisition of shares of Class A Common Stock on July 13, 2010 was made in connection with a loan by the Reporting Person to the Issuer. The lenders, which included Investment Management, LC, an entity wholly owned by the Reporting Person, elected to receive their quarterly interest payment in Class A Common Stock rather than cash, resulting in the July 13, 2010 acquisition by the Reporting Person.

Item 4.	Purpose of Transaction

The purpose of the Reporting Person’s acquisition and holding of shares of the Issuer is for investment.

As of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell his shares of the Issuer’s Class A Common Stock or Class B Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Also, consistent with his investment intent, the Reporting Person has engaged in and may continue to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations. Furthermore, the Reporting Person may discuss such other matters as the Reporting Person deems appropriate with other shareholders, industry analysts, existing or potential strategic partners, acquirors or competitors, investment and financing professionals, sources of credit and other investors.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person currently holds 210,910 shares of Class A Common Stock, representing 7.1% of the 2,978,646 shares of Class A Common Stock outstanding as of September 15, 2015 (as reported on the Issuer’s most recent Form 10-Q, but adjusted to reflect the subsequent 1 for 7 reverse stock split effective September 25, 2015). Of the 210,910 shares, 50,011 of these shares of Class A Common Stock are beneficially owned by the Reporting Person through Clareth, LLC (“Clareth”), an entity wholly owned by the Reporting Person. The Reporting Person also beneficially owns 1,161 shares of Class A Common Stock through Investment Management, LC, an entity wholly-owned by the Reporting Person.

The Reporting Person also owns 195,250 shares of Class B common stock of the Issuer (the “Class B Common Stock”) through Clareth, representing 50% of the outstanding shares of Class B Common Stock. Pursuant to the Issuer’s governing documents, each share of Class B Common Stock may at any time be converted into a share of Class A Common Stock on a 1:1 basis. As, a result, the Reporting Person is deemed to have beneficial ownership of 406,160 shares of Class A Common Stock (assuming it converted all of its shares of Class B Common Stock). Assuming that all shares of Class B Common Stock were converted to Class A Common Stock (resulting in 3,369,146 total outstanding shares of Class

A Common Stock), the Reporting Person’s Class A Common Stock holdings would equal 12.05% of the outstanding shares of Class A Common Stock.

The following table summarizes the foregoing and provides additional information about the Reporting Person’s holdings.

% of Total
Class A Common		Class B Common		Common	% of Total Voting
Stock		Stock		Stock*	Power

	% of		% of
Shares	Class	Shares	Class

210,910	7.1%	195,250	50%	12.05%	35.5%

* Solely for purposes of this column the table assumes that all shares of Class B Common Stock have been converted into shares of Class A Common Stock.

(b) The Reporting Person has the sole voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock described in Item 5(a) above.

(c) The Reporting Person has not effected any transaction in the Issuer’s Class A Common Stock or Class B Common Stock within the past 60 days. The following table lists all transactions in the Issuer’s securities by the Reporting Person since the filing of the First Amendment:

Transaction Date	Class A Share #	Class B Share #	Transaction Type
3/31/06	54,704	NA	Shares issued pursuant to Restricted Stock Agreement (“RSA”)
3/31/06	8,500	NA	Sale
4/16/07	117,286	NA	Shares issued pursuant to RSA
4/24/07	96,939	NA	Shares issued pursuant to RSA
7/13/10	8,129	NA	Issuance by the Issuer in lieu of interest payment on loan
3/31/11	200,175	NA	Shares issued pursuant to RSA
3/31/12	40,817	NA	Shares issued pursuant to RSA

(d) Other than Clareth and Investment Management, LC, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2015
Dated

/s/ Gregory Benson
Signature

Gregory Benson
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).